

03029086

8/5

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gallery Resources Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

FILE NO. 82- 2877 FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/7/03


RECEIVED
JUL 31 2003
155
WASH. D.C.
SECTION
PROCESSING

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

AR/S
2-28-03

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS				
NAME OF ISSUER Gallery Resources Limited			FOR QUARTER ENDED 2003/02/28	DATE OF REPORT YYYY / MM / DD 2003/07/07
ISSUER ADDRESS 1520 700 West Pender Street				
CITY Vancouver	PROVINCE British Columbia	POSTAL CODE V6C 1G8	ISSUER FAX # 604.662.8616	ISSUER TELEPHONE # 604.662.8119
CONTACT PERSON Brian Cawley		CONTACT'S POSITION Director		CONTACT TELEPHONE # 604.731.1191
CONTACT EMAIL ADDRESS bcawley@cawley-assoc.com		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Bruce Costerd"	Bruce Costerd	2003/07/16
"Brian Cawley"	Brian Cawley	2003/07/16

03 AUG -5 AM 7:21

GALLERY RESOURCES LIMITED

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2003

MACPHERSON STETSON CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To: The Shareholders of **GALLERY RESOURCES LIMITED**

We have audited the balance sheets of **Gallery Resources Limited** as at February 28, 2003 and 2002 and the statements of operations, deficit, cash flows and deferred development expenditures for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

Edmonton, Alberta

July 7, 2003

"MACPHERSON STETSON"

Chartered Accountants

GALLERY RESOURCES LIMITED

BALANCE SHEET - FEBRUARY 28, 2003

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 103,970	$ -
Accounts receivable	27,491	103,914
Prepaid expenses and deposits	253,352	223,098
	384,813	327,012
PROJECT DEPOSIT (note 3)	3,500	10,000
CAPITAL ASSETS (note 4)	86,942	109,351
MINING CLAIMS AND DEFERRED EXPENSES (note 5)	8,176,916	7,371,383
	$ 8,652,171	$ 7,817,746
LIABILITIES		
CURRENT LIABILITIES		
Bank advances	$ -	$ 35,717
Accounts payable and accrued liabilities (note 6)	223,696	234,329
	223,696	270,046
INCORPORATION AND OPERATIONS (note 1)		
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Issued and outstanding (note 7)	22,049,083	19,757,482
Subscriptions received in advance (note 9)	26,400	125,000
	22,075,483	19,882,482
DEFICIT	13,647,008	12,334,782
	8,428,475	7,547,700
	$ 8,652,171	$ 7,817,746

Approved By The Board

Director - "Bruce Costerd"

Director - "Brian Cawley"

MACPHERSON STETSON CHARTERED ACCOUNTANTS

GALLERY RESOURCES LIMITED

STATEMENT OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2003

	2003	2002
Interest income	$ 198	$ 512
Administrative expenditures		
Wages and benefits (note 6)	817,131	627,967
Office and miscellaneous (note 6)	175,517	143,568
Advertising and promotion	125,107	96,022
Professional fees (note 6)	94,563	38,166
Automotive and travel	67,840	25,012
Amortization	2,824	3,449
Bad debts	-	4,809
	1,282,982	938,993
Loss from operations	1,282,784	938,481
Other losses (income)		
Forgiveness of debt	-	(7,709)
Loss on disposal of capital assets	-	19,618
Write-down of mining claims and deferred expenses	29,442	135,298
	29,442	147,207
LOSS FOR THE YEAR	$ 1,312,226	$ 1,085,688
LOSS PER SHARE	$ 0.014	$ 0.014
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	96,270,526	78,652,901

GALLERY RESOURCES LIMITED

STATEMENT OF DEFICIT

YEAR ENDED FEBRUARY 28, 2003

	2003	2002
Deficit at beginning of year	$ 12,334,782	$ 11,249,094
Loss for the year	1,312,226	1,085,688
DEFICIT AT END OF YEAR	$ 13,647,008	$ 12,334,782

GALLERY RESOURCES LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 28, 2003

	2003	2002
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (1,899,617)	$ (1,181,918)
Interest received	198	512
	(1,899,419)	(1,181,406)
Cash flows from financing activities		
Issue of share capital	2,138,601	1,001,500
Share subscriptions received in advance	26,400	75,000
	2,165,001	1,076,500
Cash flows from investing activities		
Redemption of project deposit	6,500	-
Proceeds on disposal of capital assets	-	86,238
Purchase of capital assets	-	(1,729)
Mineral property acquisition costs	(132,395)	1,650
	(125,895)	86,159
Net increase (decrease) in cash	139,687	(18,747)
Bank advances at beginning of year	35,717	16,970
CASH (BANK ADVANCES) AT END OF YEAR	$ 103,970	$ (35,717)

GALLERY RESOURCES LIMITED

STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES

YEAR ENDED FEBRUARY 28, 2003

	2003	2002
Expenditures		
Amortization	$ 19,585	$ 32,401
Subcontractors	698,212	645,548
Wages and employee benefits	9,857	11,390
	727,654	689,339
Government grants	25,074	152,503
Increase in deferred development expenditures during the year	702,580	536,836
Deferred development expenditures at beginning of year	6,582,673	6,101,985
	7,285,253	6,638,821
Deferred costs written off	29,442	56,148
DEFERRED DEVELOPMENT EXPENDITURES AT END OF YEAR (note 5)	$ 7,255,811	$ 6,582,673

1. INCORPORATION AND OPERATIONS

The company was incorporated on February 9, 1987 under the provisions of the Alberta Business Corporations Act and is listed on The TSX Venture Exchange Inc. The company was established to identify, evaluate and develop investments or acquisitions in mineral resource prospects or properties. The company currently has interests in mineral properties located in the Provinces of British Columbia and Newfoundland and Labrador.

These financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company requires additional long-term capital and working capital in order to remain a going concern and to meet the requirements from time to time of investors or lenders, if any, who will provide the necessary financing.

These financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

The financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles.

Mining claims and deferred expenses

The company accounts for its mineral properties whereby costs relative to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. No gains or losses are recognized on the partial sale or dispositions of properties except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves. The net costs related to abandoned properties are charged to earnings.

The amounts shown as mineral claims and deferred expenses represent net costs to date and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets

The company provides for amortization of capital assets using the declining balance basis at the following annual rates with no residual values:

Field equipment	20%
Automotive equipment	30%
Office equipment	20%
Computer equipment	30%

These rates are intended to amortize the assets over their estimated useful lives. One-half year's amortization is recorded in the period of acquisition and in the period of disposal.

Share issue costs

The company charges share issue costs to the deficit.

Stock-based compensation plan

The company has a stock-based compensation plan which is described in note 7c). No compensation expense is recognized for this plan when stock options are issued. Consideration paid on exercise of stock options is credited to share capital.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under the liability method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants, whose exercise prices are below the average market price of the shares, are considered to be used to reacquire shares at the average market price during the year.

During fiscal 2002, the company adopted the treasury stock method for calculating diluted loss per share as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Previously, additional earnings were imputed based on the proceeds resulting from the exercise of any eligible options and warrants.

This change was applied retroactively but the change had no impact on the diluted loss per share amounts.

Environmental expenditures

The operations of the company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Flow-through common shares

The company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the company renouncing the tax benefits arising from the exploration expenditures, in accordance with income tax legislation. The company records these share issuances by crediting share capital for the full value of cash consideration received.

As at February 28, 2003, the company had spent and capitalized the full amount of Canadian exploration expenses required pursuant to all previously issued flow-through common shares.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The company's financial instruments consist of cash, accounts receivable, project deposit, bank advances and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values unless otherwise noted.

Use of estimates

The preparation of financial statements, in accordance with Canadian generally accepted accounting principles, requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management's estimates are made in accordance with mining industry practice. Actual results could differ significantly from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include capital assets, mining claims and deferred expenses and reclamation cost accruals.

3. PROJECT DEPOSIT

The project deposit represents a term deposit in favour of regulatory authorities held as a site restoration deposit. This deposit will be released to the company on satisfactory reclamation of the property. The deposit bears interest at 1.35% per annum and matures on April 17, 2003.

4. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net book value	Net book value
Field equipment	$ 340,417	$ 262,073	$ 78,344	$ 97,929
Automotive equipment	25,589	23,513	2,076	2,964
Office equipment	26,090	21,276	4,814	6,018
Computer equipment	4,058	2,350	1,708	2,440
	$ 396,154	$ 309,212	$ 86,942	$ 109,351

5. MINING CLAIMS AND DEFERRED EXPENSES

On July 5, 1995, the company acquired eight hundred mineral claims within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director for $58,250, the issuance of 2,700,000 common shares and a royalty to be calculated at 1.5% of net smelter returns. The company has been granted an irrevocable option to acquire all of this royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. One hundred and fifty-eight of these claims remain in good standing.

On January 25, 1996, the company acquired two hundred mineral claims at Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador for $20,000, the issuance of 100,000 common shares and a royalty to be calculated at 2% of net smelter returns. One hundred and forty-four of these claims remain in good standing.

On July 18,1997, the company acquired thirty-two mineral claims at Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)).

On October 22, 1997, the company acquired four hundred and sixty-seven mineral claims at Harp Lake and Okak Bay within the Voisey's Bay area in the Province of Newfoundland and Labrador from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)). Eighty of the claims at Okak Bay remain in good standing.

5. MINING CLAIMS AND DEFERRED EXPENSES (continued)

On May 30, 2000, the company acquired three hundred mineral claims in central Newfoundland and Labrador called the Katie property for $85,000, the issuance of 200,000 shares on May 30, 2000 and 290,000 shares on May 30, 2001, $500,000 to be paid in cash or common shares on May 30, 2003, a commitment to incur at least $1,200,000 in exploration expenditures by May 30, 2003 and a payment of $1,000,000 upon the drill delineation of a commercial deposit. The company has a three year option to earn a 100% interest in the property subject to a royalty to be calculated at 3% of net smelter returns. The company has an option to purchase 2% of the net smelter royalty for $3,000,000. Two hundred and ninety-nine of the claims remain in good standing.

On July 17, 2000, the company acquired an additional three hundred and fifty mineral claims on the Katie property in central Newfoundland and Labrador for $21,000.

The company has staked an additional two hundred and eighty-three mineral claims on the Katie property in central Newfoundland and Labrador.

On June 2, 2000, the company acquired fifty-six mineral claims at Cabot Lake within the Voisey's Bay area in the Province of Newfoundland and Labrador. Payments of $3,000,000 are due upon the discovery of a commercial ore deposit.

The company has staked an additional seven hundred and fourty-four mineral claims at Cabot Lake within the Voisey's Bay area in the Province of Newfoundland and Labrador. Five hundred and twenty of the claims remain in good standing.

On April 16, 2001, the company was granted an option to acquire seventy-five mineral claims in central Newfoundland and Labrador called the LERQ Property for $38,000, the issuance of 45,000 shares on April 16, 2001, $40,000 to be paid on April 16, 2003, $80,000 to be paid on April 16, 2004, $250,000 to be paid on April 16, 2005 and a commitment to incur exploration expenditures of $50,000 by April 16, 2003 and $250,000 by April 16, 2004. The property is subject to a royalty to be calculated at 3% of net smelter returns. The company has an option to purchase 2% of the net smelter royalty for $2,000,000.

On June 21, 2002, the company entered into a property option agreement with BHP Billiton Diamonds Inc. (BHPB) whereby the company has the right to earn a 50% interest in two thousand two hundred and fifty mineral claims owned by BHPB by issuing 200,000 common shares and incurring exploration expenditures of $1,000,000 by December 21, 2006. Upon exercise of the option, the company and BHPB will be deemed to have entered into a joint venture agreement and BHPB has the option to reacquire an additional 20% interest in the mining claims by incurring all expenditures required to complete a feasibility study on the mining claims.

5. MINING CLAIMS AND DEFERRED EXPENSES (continued)

The company has staked twenty-one mineral claims within the Cariboo Mining Division in the Province of British Columbia.

Mining claims and deferred expenses for the properties located in the Province of Newfoundland and Labrador consist of the following:

	2003	2002
Acquisition costs	$ 921,105	$ 788,710
Deferred development expenditures	7,255,811	6,582,673
	$ 8,176,916	$ 7,371,383

6. RELATED PARTY TRANSACTIONS

During the year, the company had business transactions with directors and professional firms in which partners are directors. The particulars of these transactions are as follows:

	2003	2002
Wages, benefits and compensation for losses on financing the company	$ 400,000	$ 370,500
Professional fees	61,225	14,495
Office and miscellaneous	14,753	10,915
	$ 475,978	$ 395,910

In addition to the above, $74,061 (2002 - $33,527) is included in accounts payable and accrued liabilities as at February 28, 2003.

All transactions between the company and related parties are made under normal business terms and conditions and at the same rates with unrelated parties.

7. CAPITAL STOCK

a) Authorized

Unlimited number of common voting shares

b) Issued and outstanding common shares

The company has issued and outstanding 104,395,403 (2002 - 83,965,403) common shares at February 28, 2003. Common share transactions are as follows:

	Number of Shares	Consideration
Balance as at February 29, 2001	72,112,070	$ 18,242,232
Issued for cash on exercise of options	2,233,333	270,000
Issued in settlement of debt on exercise of options	1,426,667	214,000
Issued for cash on exercise of warrants	2,133,333	320,000
Issued for cash on private placements	4,076,667	411,500
Issued in settlement of debt on private placements	1,923,333	288,500
Issued as consideration for acquisition of mining claims	60,000	11,250
Balance as at February 28, 2002	83,965,403	19,757,482
Issued for cash on exercise of options	3,400,000	360,000
Issued as consideration for settlement of debt on exercise of options	100,000	10,000
Issued for cash on exercise of warrants	2,000,000	200,000
Issued for cash on private placements	14,780,000	1,703,601
Issued as consideration for settlement of debt	150,000	18,000
Balance as at February 28, 2003	104,395,403	$ 22,049,083

The fair value of shares issued for non-monetary consideration was determined on the basis of quoted market prices at date of issue.

7. CAPITAL STOCK (continued)

c) Share purchase options

The company has established a stock option plan for its officers and employees. The stock option plan has stock options available for issuances as follows:

Number of options outstanding at year end	Exercise Price	Expiry Date
2,140,000	$ 0.15 per share	February 15, 2005
600,000	$ 0.10 per share	August 23, 2006
1,000,000	$ 0.10 per share	March 7, 2007
400,000	$ 0.15 per share	June 20, 2007
100,000	$ 0.10 per share	July 30, 2007
3,300,000	$ 0.10 per share	August 27, 2007
1,800,000	$ 0.10 per share	January 13, 2008
200,000	$ 0.10 per share	March 18, 2008
1,300,000	$ 0.10 per share	April 3, 2008

Option activity for the three preceding years is as follows:

	2003	2002	2001
Balance at beginning of year	6,740,000	5,700,000	5,700,000
Activity during year:			
Granted	11,000,000	4,700,000	-
Exercised	(3,500,000)	(3,660,000)	-
Cancelled	(3,400,000)	-	-
Balance at end of year	$ 10,840,000	$ 6,740,000	$ 5,700,000

7. CAPITAL STOCK (continued)

d) Share purchase warrants

At February 28, 2003, common shares were reserved for issuance under private placement subscription agreements as follows:

Number of warrants outstanding at year end	Exercise Price	Expiry Date
2,180,000	$ 0.20 per share	May 9, 2003
500,000	$ 0.20 per share	May 15, 2003
1,320,000	$ 0.20 per share	August 20, 2003
3,450,000	$ 0.10 per share until March 6, 2003 and $ 0.15 per share thereafter	March 6, 2004
4,000,000	$ 0.10 per share until May 28, 2003 and $ 0.15 per share thereafter	May 28, 2004
3,000,000	$ 0.20 per share until August 7, 2003 and $ 0.25 per share thereafter	August 7, 2004
3,780,000	$ 0.15 per share until December 10, 2003 and $ 0.20 per share thereafter	December 10, 2004
18,230,000		

e) Shareholder rights plan

On October 11, 1996, the shareholders of the company approved a Shareholder Rights Plan whereby, as of the adoption date September 6, 1996, one right was issued for each common share of the company. These rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. The Plan is intended to maximize shareholder value and ensure all shareholders are treated fairly in the event of a takeover bid.

f) Restricted share plan

A restricted share plan has been established which provides for the issuance of 5,000,000 common shares to a director upon discovery of an economically and commercially viable mineral resource deposit on any of the properties (note 5) owned by the company.

8. INCOME TAXES

a) Non-capital losses

The company has non-capital losses available for income tax purposes in the amount of $5,165,250 (2002 - $5,524,585) which have not been recognized for accounting purposes. These losses may be applied against future taxable income as follows:

Deductible Until	Amount
2004	$ 843,193
2005	481,650
2006	746,901
2007	577,694
2008	902,171
2009	682,791
2010	930,850
	$ 5,165,250

Included in the income tax loss carry forward amounts are share issue costs of $119,003 (2002 - $113,003). The effect of subsequent utilization of this component of the losses will be credited directly to the deficit.

b) Temporary differences

A future income tax asset reflects the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future income tax asset as at February 28, 2003 are as follows:

	2003	2002
Deductible temporary differences:		
Non-capital losses carried forward	$ 5,165,250	$ 5,524,585
Share issuance costs	12,000	18,000
Undepreciated capital cost and Canadian exploration expenses for tax purposes in excess of net book value of capital assets and deferred development expenditures	619,754	1,470,988
	$ 5,797,004	$ 7,013,573

For financial statement purposes, no future income tax asset has been recorded at February 28, 2003.

9. SUBSEQUENT EVENTS

A private placement for 1,220,000 units at $0.12 per unit was completed for gross proceeds of $146,400. Each unit consists of one common share and a warrant to purchase an additional common share at a price of $0.15 per share in the first year and a price of $0.20 per share in the second year. Net proceeds of $26,400 were received prior to February 28, 2003 and are recorded as shareholders' equity in the accompanying financial statements.

A private placement for 2,125,000 units at $0.12 per unit was completed for gross proceeds of $255,000. Each unit consists of one common share and a warrant to purchase an additional common share at a price of $0.15 per share in the first year and a price of $0.20 per share in the second year.

Gallery Resources Limited
Year End Report

February 28, 2003

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
  (a) Information is contained in Schedule A.

2.0 Related party transaction
  (a) Information is contained in Schedule A.

3.0 Summary of securities issued and options granted during the period
  (a) Information is contained in Schedule A.

4.0 Summary of securities issued and options granted during the period.
  (a) Information is contained in Schedule A.

Summary of securities as at end of reporting period.
  (a) Information is contained in Schedule A.

6.0 List of directors and officers:

Bruce Costerd-President, CEO and director
Richard Haderer- Secretary and director
Karl Basi-Chief Financial Officer
Dale Pope-Director
Brian Cawley-Director

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business:

Gallery Resources Limited (the "Company") is an exploration company engaged in the acquisition and exploration of mineral properties in Labrador and Central Newfoundland. The Company is currently focusing its exploration activities on precious and base metals and holds an interest in a number of mineral properties in Labrador and Central and Western Newfoundland including its principal property known as the Katie Property located in Central Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GYR.

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated November 5, 2001 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Program

A 3,000 metre diamond drill hole program and surface exploration program was planned this year to test the potential for the discovery of VMS mineralization. The work program was estimated at approximately $500,000 and completed at a cost of $545,988.

Exploration Results

The Company announced July 9, 2003 a new discovery of high-grade gold mineralization on its Katie Project in central Newfoundland. Six (6) samples from a 30 metre (100 ft) section of large (up to 2 metres) angular boulders, interpreted to be sub-outcrop (close to bedrock source), have encountered consistent gold mineralization grading from 0.033 g/t up to 16.7 g/t (0.51 oz/t).

The Mystery Pond Gold Zone is a zone of pyrite and arsenopyrite mineralized, intense silica alteration and quartz veining also exposed in outcrop at the south end of Mystery Pond. This extensive zone was first discovered in 2002, when sampling of outcrop returned gold assays up to 0.18 g/t gold. The large boulders containing the high-grade mineralization are similar to the mineralized alteration zone first seen in outcrop 800 metres (½ mile) south of the new high-grade discovery.

The high grade gold was discovered while carrying out a recent Mobile Metal Ion (MMI) soil sampling survey of the area, selected because of the 2002 discovery of gold mineralization in outcrop. The MMI survey has also encountered highly anomalous gold in soils, which is a further indication of high-grade gold mineralization in this area.

The Mystery Pond Gold Zone shows good potential for significant strike length up to at least 4 kms based on results from earlier work programs. These results include a pyrite-arsenopyrite mineralized outcrop located in a bog 1.6 kms north, discovered by Rio Algom in 1986, which was never investigated. This area is also highlighted as a large (1 x 0.7 km) coincident gold and arsenic (arsenopyrite is rich in arsenic) soil anomaly detected by BHP Minerals during a 1992 regional survey. In 2001, 1.4 kms south of Mystery Pond, Gallery prospectors encountered gold mineralization ranging up to 0.65 g/t gold in boulders similar to the Mystery Pond Zone and high arsenic ranging up to 0.22% in soils. Also, an airborne electromagnetic (AEM) survey completed in 1982 show a set of parallel AEM conductors corresponding to the Mystery Pond sulphide mineralization with a strike length of 2 kms. (The pyrite and arsenopyrite mineralization containing the gold at the Mystery Pond Zone is of sufficient concentration to produce the AEM conductors).

The Mystery Pond gold mineralization and its potential strike length is also regarded as a significant discovery because it is situated along a major structure, which can be traced for 20 kms through the Katie Property. This structure, defined by a distinct magnetic trend outlined by a government regional magnetic survey, is the site for other well-established gold and base metal (zinc-copper-lead) prospects and showings on the property. To date, these prospects include the Black Bart, McDonald, Bruce Pond Epithermal and Tall Tree Gold and VMS zones all of which contain drill indicated, significant mineralization and silica alteration.

Future Developments

The Company will be focusing its exploration efforts at the Mystery Pond Zone. The cost of this exploration program including drilling and field work is estimated at $437,000.

Shabogamo Project

On June 28, 2002 the Corporation signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP") to acquire a 50% interest in 2,181 mining claims covering 109,050 acres known as the Shabogamo Project in Western Labrador. Under the terms of the Option Agreement the Company is required to issued 200,000 shares to BHP and incur expenditures of $1,000,000 over a period of 54 months. This project will be Joint Venture between the Company and BHP. Regulatory approval of this acquisition was required by the TSX Venture Exchange. This was obtained during the current fiscal year.

Exploration Program

The Company completed the Phase 1 work program which included an airborne electromagnetic survey at a cost of $454,170.

Exploration Results

The airborne survey identified 20 bedrock conductors that occur within, or on the contact of, magmatic rocks of the Shabogamo intrusions.

Based on an interpretation of that data, BHP recommended immediate ground followup over all areas of the Geotem conductors. Its interpretation confirms that many of the conductors are in a favorable geological setting for hosting nickel-copper bearing, magmatic sulphide mineralization.

Future Developments

The Company will be proceeding with an exploration program consisting of drilling and field work on the Shobagamo project at an estimated cost of $283,000.

Related Party Transactions

During the year, the company had business transactions with directors and professional firms in which partners are directors. The particulars of these transactions are as follows:

	2003	2002
Wages, benefits and compensation for losses on financing the company	$400,000	$370,500
Professional fees	61,225	14,495
Office and miscellaneous	14,753	10,915
	$475,978	$395,910

In addition to the above, $74,061 (2002 - $33,527) is included in accounts payable and accrued liabilities as at February 28, 2003.

at February 28, 2003.

General and Administrative

Professional fees for the year ended February 28, 2003 were $94,563 compared to $38,166 for the year ended February 28, 2002 an increase of $56,397. This was due mostly to increased legal costs as a result of the Joint Venture with BHP.

Travel expenses for the year ended February 28, 2003 were $67,840 compared to $25,012 for the year ended February 28, 2002 an increase of $42,828. This was due to mostly to attendance at mining conferences in Toronto and New York.

Liquidity and Solvency

At February 28, 2003 the Company had working capital of $161,117. The Company will be relying on private placement and the exercise of stock options and warrants to fund the Company.

Subsequent to February 28, 2003 the Company received $495,000 upon the exercise of warrants. In addition, a $334,500 has been completed. The private placement consisted of 3,345,000 units at a price of $0.10 per unit. Each unit consisted of one common share and a warrant to purchase an additional common share at $0.12 per share in the first year after closing and at $0.15 per share in the second year after closing. The private placement shares have a hold period of four months. All of the proceeds were allocated towards exploration on the Katie Property and general working capital.